FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 3, 2011

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AUO Files Patent Infringement Lawsuits Against Sharp”, dated March 3, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 3, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

March 3, 2011
English Language Summary

Subject:	AUO Files Patent Infringement Lawsuits Against Sharp

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/03/03

Content:

1.	Date of occurrence of the event:2011/03/03

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter "head office" or "affiliate company"):head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Today AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) and AU Optronics Corporation America filed two complaints against Japan’s Sharp Corporation and Sharp Electronics Corporation (together “Sharp”) for patent infringement.  The first complaint was filed in the United States District Court for the District of Delaware. In this complaint, AUO alleges that Sharp infringes at least the following patents: US Patent Nos. 6,818,967, 7,057,359, 7,125,157, 7,259,526, 7,317,289, and 7,172,331.  The second complaint was filed in the United States Central District of California and alleges that Sharp infringes at least US Patents Nos. 7,771,098, 7,723,728 and 7,101,073.

The alleged infringing products cover a variety of Sharp’s liquid crystal display products ranging from small to large size, including Sharp’s Quattron series LCD TVs which AUO believes to infringe at least US Patent No. 7,771,098, a multi-primary color display solution invented by the AUO Technology Center. AUO is seeking an unspecified amount of damages and permanent injunction against the infringing products, among other reliefs.

As one of the leading companies in the design, research and development, and manufacturing of TFT-LCDs, AUO is a technology innovator with a strong emphasis on R&D for display technologies. Established in 2002 and located in Taiwan's Hsinchu Science Park, AUO Technology Center is Taiwan's largest R&D facility for optoelectronics, and currently houses more than 2,000 dedicated R&D engineers. As of the end of 2010, AUO owns over 7,500 patents worldwide, with nearly 6,000 additional patent applications pending, which places it number 1 among Taiwan's flat panel industry.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A